Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2014, 2013 and 2012

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2014	2013	2012
Basic:

Net income	$104,243	$110,893	$103,866
Weighted average number of common shares during the period	41,646	40,377	39,514

Net income per share - basic	$2.50	$2.75	$2.63

Diluted:

Net income	$104,243	$110,893	$103,866
Weighted average number of common shares during the period	41,646	40,377	39,514
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	137	211	222
Common stock units related to deferred compensation for Directors	-	-	112
Common stock units related to deferred compensation for employees	70	112	116
Restricted common stock units related to incentive compensation	378	933	1,424
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,231	41,633	41,388

Net income per share – diluted	$2.47	$2.66	$2.51

Percentage of dilution compared to basic net income per share	1.2%	3.3%	4.6%